UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8‑K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): February 18, 2015

Horizon Bancorp
(Exact Name of Registrant as Specified in Its Charter)

Indiana	000-10792	35-1562417
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

515 Franklin Square, Michigan City, Indiana		46360
(Address of Principal Executive Offices)		(Zip Code)

(219) 879-0211
(Registrant’s Telephone Number, Including Area Code)

N/A
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement
On February 18, 2015, Horizon Bancorp (“Horizon”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Peoples Bancorp, an Indiana corporation (“Peoples”), providing for Horizon’s acquisition of Peoples through a statutory merger.  Pursuant to the Merger Agreement, Peoples will merge with and into Horizon, with Horizon surviving the merger (the “Merger”), and Peoples Federal Savings Bank of DeKalb County, a federally chartered stock savings bank and wholly-owned subsidiary of Peoples, will merge with and into Horizon Bank, National Association, the wholly-owned national bank subsidiary of Horizon (“Horizon Bank”), with Horizon Bank as the surviving bank.  The Merger Agreement is attached as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference.
The boards of directors of each of Horizon and Peoples have approved the Merger and the Merger Agreement.  Subject to the approval of the Merger by Horizon’s and Peoples’ respective shareholders, regulatory approvals, and other closing conditions, the parties anticipate completing the Merger during the third quarter of 2015.
In connection with the Merger, each Peoples shareholder who holds at least 100 shares of Peoples common stock will receive fixed consideration of (i) 0.95 shares of Horizon common stock for each share of Peoples common stock, and (ii) $9.75 in cash.  Peoples shareholders holding fewer than 100 shares will receive fixed consideration of $33.14 per share in cash and will not receive any shares of Horizon common stock.  The cash consideration is subject to certain adjustments as described in the Merger Agreement.  Based on Horizon’s February 18, 2015 closing price of $23.02 per share as reported on the NASDAQ Global Select Market, the transaction value is estimated at $73.1 million.
All of the members of the board of directors of Peoples and Peoples Bank have entered into a voting agreement pursuant to which they have agreed to vote their shares of Peoples common stock in favor of the approval and adoption of the Merger Agreement and the Merger.  A copy of the voting agreement is attached hereto as Exhibit 10.1 and incorporated by reference herein.  Subject to certain terms and conditions, the board of directors of Peoples has agreed to recommend the approval and adoption of the Merger Agreement and the Merger to the Peoples shareholders and will solicit proxies voting in favor of the Merger Agreement and Merger from Peoples’ shareholders.
The Merger Agreement contains representations, warranties, and covenants of Peoples and Horizon including, among others, covenants requiring (i) Peoples to conduct its business in the ordinary course during the period between the execution of the Merger Agreement and the effective time of the Merger or the earlier termination of the Merger Agreement, and (ii) Peoples not to engage in certain kinds of transactions during such period.  In addition, Peoples has agreed not to solicit proposals relating to alternative business combination transactions, or, subject to certain exceptions, enter into discussions or negotiations or provide confidential information in connection with any proposals for alternative business combinations.
The Merger Agreement also provides for certain termination rights for both Horizon and Peoples, and further provides that upon termination of the Merger Agreement under certain circumstances, Peoples will be obligated to pay Horizon a termination fee of $3,500,000.  Also, Peoples may terminate the Merger Agreement if, during the five-day period following the receipt of all approvals and consents necessary for consummation of the Merger, both (i) the average daily closing sales prices of a share of Horizon common stock during the 15 consecutive trading days before the date of receipt of the approvals and consents is less than $19.57, and (ii) Horizon’s share price declines by an amount that is at least 15% greater than the corresponding price decline in the SNL Midwest Bank Index.

As referenced above, the consummation of the Merger is subject to various conditions, including (i) receipt of the requisite approvals of the Merger Agreement and Merger by the shareholders of both Peoples and Horizon, (ii) receipt of all required regulatory approvals, (iii) the absence of any law or order prohibiting the closing of the Merger, (iv) the effectiveness of the registration statement to be filed by Horizon with the Securities and Exchange Commission (“SEC”) with respect to the Horizon common stock to be issued in the Merger, and (v) Peoples’ consolidated shareholders’ equity as of the end of the month prior to the effective time of the Merger, after certain adjustments prescribed by the Merger Agreement have been made, shall not be less than $58,000,000.  In addition, each party’s obligation to consummate the Merger is subject to certain other conditions, including the accuracy of the representations and warranties of the other party and compliance of the other party with its covenants in all material respects.
Jeffrey H. Gatton, the Senior Vice President and Chief Operating Officer of Peoples Bank, will enter into a one-year employment agreement (subject to automatic renewal for successive one-year periods unless 30-days’ prior written notice of non-renewal is provided) with Horizon Bank at closing.  In addition, Maurice F. Winkler, III, Peoples’ Chief Executive Officer and President, will be appointed to the board of directors of Horizon and Horizon Bank effective as of the closing.
Cautionary Statement Regarding Representations and Warranties
The representations, warranties, and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, and are subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures exchanged between the parties in connection with the execution of the Merger Agreement.  The representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors.  Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties, and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Horizon, or any of its subsidiaries or affiliates.  Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Horizon’s public disclosures.
Forward-Looking Statements
This Current Report on Form 8-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act giving Horizon’s expectations or predictions of future financial or business performance or conditions.  Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions.  These forward-looking statements are subject to numerous assumptions, risks, and uncertainties which change over time.  Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements.
In addition to factors previously disclosed in Horizon’s reports filed with the SEC, the following factors among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the Merger, including approval by Horizon’s and Peoples’ shareholders, on the expected terms and schedule; delay in closing the Merger; difficulties and delays in integrating Horizon’s and Peoples’ businesses or fully realizing cost savings and other benefits; business disruption following the Merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of Horizon’s products and services; customer borrowing, repayment, investment, and deposit practices; customer disintermediation; the introduction, withdrawal, success, and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions, and divestitures; economic conditions; and the impact, extent, and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms, including those associated with the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Additional Information for Shareholders
In connection with the proposed Merger, Horizon will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of Peoples and Horizon as well as a Prospectus of Horizon, as well as other relevant documents concerning the proposed transaction.  SHAREHOLDERS AND INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents Horizon has filed with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov.  In addition, investors and security holders may obtain free copies of the documents Horizon has filed with the SEC by contacting Dona Lucker, Shareholder Relations Officer, 515 Franklin Square, Michigan City, Indiana 46360, telephone: (219) 874-9272, or on Horizon’s website at www.horizonbank.com, under the tab “About Us” and then under the heading “Investor Relations” and then “SEC Filings”.  The information available through Horizon’s website is not and shall not be deemed part of this report or incorporated by reference into other filings Horizon makes with the SEC.  This report does not constitute an offer of any securities for sale.
Horizon, Peoples and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Horizon’s and Peoples’ shareholders in connection with the proposed Merger under the rules of the SEC.  Information about the directors and executive officers of Horizon is set forth in the proxy statement for Horizon’s 2014 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 21, 2014.  Free copies of this document may be obtained as described in the preceding paragraph.  Additional information regarding the interests of these participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed Merger when it becomes available.

Item 8.01 Other Events
In connection with the execution of the Merger Agreement discussed in Item 1.01 above, Horizon and Peoples issued a joint press release.  A copy of the press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Item 9.01 Financial Statements and Exhibits
(d) Exhibits
Exhibit No.	Description
2.1*	Agreement and Plan of Merger dated February 18, 2015 between Horizon Bancorp and Peoples Bancorp
10.1	Voting Agreement dated February 18, 2015
99.1	Joint press release issued on February 19, 2015
*

Horizon has omitted schedules and similar attachments to the subject agreement pursuant to Item 601(b) of Regulation S-K.  Horizon will furnish a copy of any omitted schedule or similar attachment to the SEC upon request.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

Date: February 19, 2015	Horizon Bancorp

	By:	/s/ Mark E. Secor
Mark E. Secor, Executive Vice President & Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
2.1*	Agreement and Plan of Merger dated February 18, 2015 between Horizon Bancorp and Peoples Bancorp
10.1	Voting Agreement dated February 18, 2015
99.1	Joint press release issued on February 19, 2015
*

Horizon has omitted schedules and similar attachments to the subject agreement pursuant to Item 601(b) of Regulation S-K.  Horizon will furnish a copy of any omitted schedule or similar attachment to the SEC upon request.